                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 16)

                               JARDEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   471109 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Martin E. Franklin
                            555 Theodore Fremd Avenue
                                   Suite B-302
                                  Rye, NY 10580
                                 (914) 967-9400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 23, 2005
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (continued on following pages)

                              (Page 1 of 6 Pages)

                                 SCHEDULE 13D/A


-----------------------                                                            ------------------------------
 CUSIP NO. 471109 10 8                                                              Page   2    of    6    Pages
                                                                                        -------    -------
-----------------------                                                            ------------------------------

-------- --------------------------------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martin E. Franklin
-------- --------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    N/A                      (a) [ ]
                                                                                                         (b) [ ]

-------- --------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- --------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- --------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]

-------- --------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
----------------------- ------ ----------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               2,698,317
      NUMBER OF         ------ ----------------------------------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           ------ ----------------------------------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  2,698,317
                        ------ ----------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- --------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,698,317
-------- --------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

-------- --------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.3%
-------- --------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- --------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 6 Pages)

         This Amendment No. 16 to Schedule 13D ("Amendment No. 16") relates to the common stock, $.01 par value (the "Common Stock"), of Jarden Corporation, a
Delaware corporation (the "Company"). This Amendment No. 16 amends the initial statement on Schedule 13D dated January 14, 2000, as amended (the "Schedule
13D"), of Marlin Partners II, L.P., Marlin Management, L.L.C., Martin E.
Franklin, and Ian G.H. Ashken. Capitalized terms used in this Amendment No. 16 but not otherwise defined have the meanings ascribed to them in the Schedule
13D.

         Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.

         Item 1 of the Schedule 13D is deleted in its entirety and replaced with the following:

         This Amendment No. 16 relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 555 Theodore Fremd
Avenue, Suite B-302, Rye, New York 10580. All of the securities covered by this
Amendment No. 16 reflect both a 2-for-1 stock split of the Company's Common
Stock having a record date of May 20, 2002 and a 3-for-2 stock split of the
Company's Common Stock having a record date of November 12, 2003, as if such stock splits occurred prior to the dates of the events reported herein. The
Company intends to effect a 3 for 2 stock split of the Common Stock on July 11,
2005 for its stockholders of record on June 20, 2005 (the "July Stock Split");
all of the numbers of shares of Common Stock referenced in this Amendment No. 16 have been determined on a pre-July Stock Split basis.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

         On June 23, 2005, Mr. Franklin was awarded 915,000 shares of restricted
Common Stock under the Company's 2003 Amended and Restated Stock Incentive Plan
(the "Amended and Restated Plan").

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

         Mr. Franklin may be considered to be the beneficial owner of 2,698,317 shares of Common Stock, which constitutes approximately 8.3% of the outstanding shares of Common Stock. Mr. Franklin has sole voting and dispositive power with respect to 2,698,317 shares of Common Stock. Pursuant to a stock trading plan adopted by Mr. Franklin in accordance with the guidelines specified by the
Securities and Exchange Commission's Rule 10b5-1 under the Securities Exchange
Act of 1934, as amended, Mr.

                              (Page 3 of 6 Pages)

Franklin sold an aggregate of 160,000 shares of Common Stock on the dates, in the amounts, and at the prices set forth on Schedule A attached hereto. On
November 4, 2004, Mr. Franklin disposed of 25,000 shares of Common Stock by gifting such shares of Common Stock to another party.

         On June 23, 2005, Mr. Franklin was awarded 915,000 shares of restricted
Common Stock under the Amended and Restated Plan.

         On June 23, 2005 Mr. Franklin and Mr. Ashken entered into a Termination
Agreement (as defined below) pursuant to which Mr. Franklin and Mr. Ashken terminated the Voting Agreement (as defined below) under which Mr. Ashken previously granted Mr. Franklin the power to vote, or direct the vote, over all of the shares of the Company owned by Mr. Ashken. Due to the termination of the
Voting Agreement, no information regarding Mr. Ashken is being reported herein.
For more information regarding the Termination Agreement, please see Item 6 hereof and Exhibit 99.1 attached hereto.

         The foregoing percentage calculations are based on 31,672,999 issued and outstanding shares of Common Stock as of June 24, 2005.

         Except as provided in this Amendment No. 16, including Schedule A attached hereto, there have been no transactions in the shares of Common Stock in the past 60 days by any of the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
to Securities of the Issuer.

         Effective as June 23, 2005, Mr. Franklin and Mr. Ashken entered into a
Termination Agreement, dated as of June 23, 2005 (the "Termination Agreement"), between Mr. Franklin and Mr. Ashken pursuant to which Mr. Franklin and Mr.
Ashken terminated the Voting Agreement, dated as of August 22, 2002 (the "Voting
Agreement"), between Mr. Franklin and Mr. Ashken, and all of the rights, powers, privileges and obligations contained in the Voting Agreement. Under the terms of the Voting Agreement, Mr. Ashken previously granted Mr. Franklin the power to vote, or direct the vote, over all of the shares of the Company owned by Mr.
Ashken. A copy of the Termination Agreement is attached hereto as Exhibit 99.1.

Item 7.  Materials to be filed as Exhibits.

Exhibit 99.1   Termination Agreement, dated as of June 23, 2005,
               between Mr. Franklin and Mr. Ashken

                              (Page 4 of 6 Pages)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2005

                                         /s/ Martin E. Franklin
                                         -----------------------------
                                         Martin E. Franklin

                                         /s/ Ian G.H. Ashken
                                         -----------------------------
                                         Ian G.H. Ashken

                              (Page 5 of 6 Pages)

                                   SCHEDULE A


-------------------------- ------------------------- ------------------------ ------------------------
    NAME                      DATE OF TRANSACTION       NUMBER OF SHARES OF      PRICE PER SHARE OF
                                                        COMMON STOCK SOLD*       COMMON STOCK SOLD*
-------------------------- ------------------------- ------------------------ ------------------------

    Martin E. Franklin              11/1/04                   78,140                   $35.1663
-------------------------- ------------------------- ------------------------ ------------------------
                                    11/2/04                    1,860                    $36.22
-------------------------- ------------------------- ------------------------ ------------------------
                                    2/14/05                   59,907                    $46.28
-------------------------- ------------------------- ------------------------ ------------------------
                                    2/15/05                   14,883                   $46.285
-------------------------- ------------------------- ------------------------ ------------------------
                                    2/16/05                    5,210                   $46.54
-------------------------- ------------------------- ------------------------ ------------------------

-------------------------- ------------------------- ------------------------ ------------------------


* All of the numbers of shares and dollar values indicated herein have been determined on a pre-July Stock Split basis.

                              (Page 6 of 6 Pages)